SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

August 17, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Yuna Peng, Esq.
    Kristin Shifflett
    Mail Stop 3561

Re:	Coda Octopus Group, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-143144

Dear Ms. Peng:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 2 to the Company’s registration statement on Form SB-2 (the “Registration Statement”) that was filed initially on May 22, 2007.

By letter dated August 8, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on Amendment No. 1 to the Registration Statement that was filed on July 25, 2007. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Outside Back Cover Page of Prospectus

1. We reissue prior comment 2. Please note that the delivery obligation applies to all dealers, whether or not participating in this offering. And this is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters. Please include the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-B.

The Company has added language in accordance with the Staff’s comment. See the back cover of the prospectus.

Prospectus Summary, page 1

2. In response to our prior comment 5, you state that you believe you have the first mover advantage in 3-D sonar markets based on, among other things, extensive and successful testing in this area that date back almost two decades as well as broad customer acceptance. We note, however, that your company was formed in 1994 and the disclosure on page 19 states that 3-D sonar is “currently in the early stages of adoption....“ Please discuss in greater detail, in the business section, your extensive and successful testing in this area that dates back two decades as well as your broad customer acceptance.

The Company has made revisions in accordance with the Staff’s comment. See page 19 of the Registration Statement.

3.   Please also clarify & here that you do not have any government sales in the US nor do you have any port security solution contracts.

The Company advises the Staff that it recently received an order from the U.S. Department of Defense to build and deliver next- generation Underwater Inspection Systems for the U.S. Coast Guard and other potential users, to enable rapid underwater searches in ports and waterways. Disclosure to that effect has been added to pages 16 and 23 of the Registration Statement. In addition, and as a point of clarification, as previously disclosed on Page 4 of the Registration Statement, the Company advises the Staff that its wholly-owned subsidiary, Colmek, has been selling products to U.S. government entities for a number of years.

4.   We reissue prior comment 6, in part. Please disclose the amount of your working capital and the amount of your accumulated deficit.

The Company has made revisions in accordance with the Staff’s comment. See page 1 of the Registration Statement.

Management’s Discussion and Analysis or Plan of Operation. page 9

Liquidity and Capital Resources. page 16

5.   We note your plan to move from loss to profit in the short term involves completing your first government sales in the US and gain your first port security solution contract. Please tell us the status of the progress of the US government sales and the port security solution contract.

See the Company’s response to comment 3. The Company has added disclosure in accordance with the Staff’s comment.

Security Ownership of Beneficial Owners and Management, page 41

6.   We reissue prior comment 22. We note that there is a 4.9% ownership limitation with each of the beneficial owners, but the limitation may be changed to 9.9%. Please advise whether and how you will update the beneficial ownership table after the registration statement is declared effective.

The Company advises the Staff supplementally that it intends to file a prospectus supplement to update for changes in the beneficial ownership disclosures.

Certain Relationships and Related Transactions, page 47

7.   We reissue prior comment 23. Please provide the approximate dollar value of the amount of Vision Opportunity’s interest in the repurchase of 18,181 shares of Series B Preferred Stock, including the fair value of the warrants that were issued but remain in Vision’s ownership. And again, please revise all related party transactions to disclose the approximate dollar value of the amount of the related party’s interest in the transaction. See Item 404(a)(6) of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See pages 47-49 of the Registration Statement.

8.   As a follow up to the comment above, please explain why the company repurchased the 18,181 shares from Vision and why it paid approximately $1.8 million dollars more than the aggregate purchase price Vision paid for the shares. Please disclose what consideration, if any, the company received for the $1.8 million dollars. Please provide any other information regarding the transaction that is material to investors in light of the circumstances of the transaction. Refer to Item 404(a)(6) of Regulation S-B.

The Company advises the Staff supplementally that the $1.8 million figure as the excess of the repurchase amount over the purchase price referred to in this comment is apparently based on a typographical error in the Registration Statement. The amount paid by Vision at the time of the purchase of the shares of Series B Preferred Stock that were subject to the repurchase was $1,818, 100 and not $181,800. The Company has corrected the disclosure. See page 47 of the Registration Statement. As described on page 47 of the Registration Statement, the repurchase of the shares of Series B Preferred Stock was required to be made under the terms of the Company’s private offering completed in April 2007.

9.   Please clarify how Ulysses Financial LLC is related. Also, disclose the two officers for the issuance of 164,000 shares of your common stock in April 2007 and clarify whether the 5 year warrants are for each to purchase 164,000 shares. If not, please disclose the shares each is allowed to purchase under the warrants.

As a result of the Staff’s comment, the Company has revisited this disclosure and has concluded that Ulysses is not a related party. Accordingly, the Company has deleted the reference to this entity.

10.   We bring your attention to Note 9 of the financial statements. Please disclose the related transactions or advise why they need not be disclosed.

In accordance with the Staff’s comment, the Company has added disclosure to the related party section that breaks out the disclosures contained in footnote 9. See page 48 of the Registration Statement.

Financial Statements as of October 31,2006

Note 10- Acquisition. page F-14

11.  We note the response to our prior comment 30 and your belief that the material identifiable assets in the Martech acquisition did not meet the separability criteria for recognition apart from goodwill and other identifiable intangibles, such as customer and supplier related relationships, that would be recognized separately were immaterial. As Martech is a contract-based business, it is unclear whether you specifically considered the amount of order or production backlog that existed at the date of acquisition for recognition as an intangible asset apart from goodwill. Please refer to the guidance in Appendix A (paragraph A.14.b(2)) of SPAS 141, Notwithstanding your response, please expand the notes to the financial statements to discuss management’s evaluation of identifiable intangible assets that would be recognized apart from goodwill and your conclusions, thereto, Please advise and revise your consolidated financial statements, accordingly.

The Company advises the Staff that it has reviewed paragraph A.14.b(2) of Appendix A of FAS No. 141 and in connection with assessing whether the acquisition of Martech included production or order backlog that may be considered an identifiable intangible asset subject to amortization. The Company carefully considered the order backlog that existed at the time of the acquisition and concluded the value of the backlog was immaterial to the aggregate purchase price.

The Company has added disclosure to Footnote 10 to the financial statements. See page F-15 of the Registration Statement.

Financial Statements as of April 30, 2007

Note 1 — Liquidity, page F-23

12.   In view of the material amount of cash & cash equivalents that comprise approximately 35% of your total assets at April 30, 2007, please expand the note to detail the nature of the cash equivalent assets included in this balance sheet account as well as any risks (fair value, credit, etc.) associated with these assets.

The Company has expanded the footnote in accordance with the Staff’s comment. In addition, please note the disclosures under Note 1, Summary of Accounting Policies that discloses the Company’s policies for accounting for cash, cash equivalents and concentrations of credit risk.

Note 3 — Intangible Assets and Goodwill, page F-24

13.   We note your reference to an independent consultant and/or appraiser that was used to determine the fair values of your acquired assets, intangibles and goodwill, both herein and in Note 10. If management prefers to make reference to a specialist, please identify the consultants in the “Experts” section of the document and include their consent in the document. In the alternative, you may delete the reference to the independent appraiser.

The Company has deleted references to an independent appraiser. See pages F-24 and F-28.

Miller and Hilton, Inc.

Note 5 — Stock Subscription Note Receivable — Related Party, page F-53

14.   Reference is made to your response to our prior comment 41 where you believe that your accounting is reasonable and in accordance with GAAP. We do not concur, as the guidance you cite in APBO No. 6, paragraph 12(b), presumes that the treasury stock transaction is with an “unrelated” shareholder with no exchange of stated or unstated rights or privileges. As this transaction occurred with officers of the company that provide services there is a presumption of a compensatory arrangement when there is a difference between the value of shares issued and the lesser amount being paid by the shareholder/officer for those shares. In this regard, the significant discount in the amount being paid would be attributable to the exchange of stated or unstated rights or privileges for providing services to the company and we believe should be recognized as compensation expense. With respect to accounting literature that supports this position, please refer to the guidance in paragraph 15 of SFAS No. 123(R) on the Measurement Principle for Share-Based Payment Transactions with Employees. In addition, we also refer you to guidance in Question I of FT B 85-6 where you account for stated or unstated rights or privileges when purchase of treasury shares are at a price significantly in excess of market value, as it presumes the price includes amounts attributable to other items. A similar analogy is made when issuing shares at an amount significantly less than its value to officers that provide services. Therefore, we reissue our comment, as previously cited, to revise your financial statements accordingly in an amendment to the Form SB-2. Please refer to our prior comment on the guidance for the appropriate note disclosure and recognition in the auditor’s report that should be made with respect to the change in financial statements. Please revise, accordingly.

The Company has reclassified the treasury stock transaction as compensatory and charged the fair value of the shares issued to operations. As the Company was privately-held, management used $5,400 per share as the fair value of the shares issued. This was based upon a transfer of common shares for cash consideration between the Company and one the Company’s founders during the year ended October 31, 2006. While the Company acknowledges the transaction was between related parties, the Company believes the price per share utilized represents a fair value for the Company at the time of the transaction and approximates the third party valuation of the Company at the time of sale to Coda Octopus. As a result, the Company incurred an aggregate charge to operations of $226,800, i.e. 42 shares @ $5,400/ share, of which $132,300 was charged in fiscal 2006 and $94,500 was charged during the three months ended January 31, 2007 at the time the debt was forgiven.

The Company has included restated Miller & Hilton, Inc. October 31, 2006 and 2005 financial statements, accompanied by a revised auditors report.

15.   From disclosure noted in the Statement of Cash Flows and note 5 (pages F-62 and F-65, respectively), it appears the forgiveness of the related notes receivable of $94,500 has been reflected in Colmek’s operating results for the three months ended January 31, 2007. In view of this amount being material, please also separately present a line item for this expense within “Operating Income” and more appropriately characterize the caption as “Non-Cash Officer Compensation Expense”. Please revise the Condensed Statement of Operations, accordingly.

The Company has revised the Miller & Hilton, Inc. January 31, 2007 Condensed Statement of Operations to present a line item for non- cash officer compensation in the amount of $94,500.

Unaudited Pro Forma Financial Information, pages F-70 and F-71

16.   As you have included updated April 30, 2007 financial statements in the amended Form SB-2, please also update the pro forma statements in a similar manner, as follows:

(A)	Condensed Pro Forma Balance Sheet as of April 30. 2007 (Replacing the January 31, 2007 Pro Forma Balance Sheet)

In deriving the updated pro forma balance sheet and its results thereto, please solely reflect the registrant’s (Coda) historical balance sheet as of April 30, 2007 with the May 2007 Security Transactions (and any other material subsequent transactions), as the April 2007 Colmek acquisition and the March & April 2007 Security Transactions are already reflected in Coda’s April 30, 2007 historical balance sheet.

(B)	Condensed Pro Forma Statement of Operations — Six Mos. Ended April 30, 2007
(Replacing the January 31, 2007 (3 Months) Pro Forma Statement of Operations)

The updated statement of operations should reflect the impact of all transactions (e.g. Colmek Acquisition, Other Security Transactions, etc.) giving effect as if the transactions had taken place as of November 1, 2005, the beginning of the fiscal year.

In presenting the pro forma statement for this interim period, please use Coda’s historical results for its six months ended April 30, 2007 and the historical pre-acquisition results of Colmek for the period November 1, 2006 to April 6, 2007 (date of acquisition), as Coda’s historical results already include Colmek from its April 6, 2007 acquisition date.

Please refer to the guidance in Rule 11 -02(c)(l)-(2) of Regulation S-X. Please revise and update the condensed pro forma statements including its related note disclosures (with this respective updated interim period) accordingly.

In accordance with the Staff’s comment, the Company has prepared and included in the Registration Statement a Condensed Pro Forma Balance Sheet as of April 30, 2007 and a Condensed Pro Forma Statement of Operations for the six months ended April 30, 2007.

Pro Form Financial Statements, page F-72

17.   Reference is made to your response to our prior comment 46 where you state that a footnote is included reconciling Martech financial information from pound sterling to US dollar translation basis amounts. We reissue our comment, so please include a separate detailed note that presents the reconciliation of Martech’s financial information from its historical basis in pound sterling to amounts presented in the pro forma statement of operations on a US dollar basis with appropriate disclosure of the weighted average exchange rate used in the translation. Please revise accordingly.

In accordance with the Staff’s comment, the Company has added footnote 5 to the pro forma financial statements to show the reconciliation from pound sterling to US dollars.

Notes to Condensed Pro Forma Unaudited Financial Statements. pageY73

18.   With regard to our comment number 49 from the staff letter dated June 18, 2007, it is not apparent that you have adjusted the pro forma income statement for the tax effects of the pro forma adjustments. Please revise or, if applicable, explain your conclusion that no adjustments are necessary.

In accordance with the Staff’s comment, the Company has added footnote 4 to the pro forma financial statements to show the tax effects of the adjustments.

General

19.   Please consider the financial statement updating requirements of Item 310(g) in Regulation S-B on an ongoing basis. In this regard, please note that, when additional financial statements are filed in an amendment, the staff may require significant additional time to review the amendment.

The Company has taken note of the Staff’s comment and will update the financial if and when required.

20.   In all amendments to the Form SB-2, please include a currently dated and manually signed consent from all independent public accountants.

The Company has included updated consents in the Registration Statement.

Item 27 Exhibits

21.   Exhibit 2.2 is shown as filed with this amendment, however it is not filed on Edgar. Please file the exhibit or advise.

The Company has added the exhibit in accordance with the Staff’s comment.

Signature Page

22.   Please have one of your officers sign in the capacity of principal accounting officer.

The Company has added the title to its chief financial officer in accordance with the Staff’s comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman